Exhibit 99.2

Global Mofy Expands Presence in the Short Drama Market with the Launch of “Mofy Clip” Brand

BEIJING, March 17, 2025 (GLOBE NEWSWIRE) -- Global Mofy AI Limited (the “Company” or “Global Mofy”) (Nasdaq: GMM), a generative AI-driven technology solutions provider engaged in virtual content production and the development of 3D digital assets for use in the broader digital content industry, is pleased to announce the official launch of its short drama brand, “Mofy Clip.” As part of this initiative, the Company recently participated as a co-producer with China Literature, a pioneer in China’s online literature market, in a newly released short drama under China Literature’s short drama brand, Yuewen Short Drama, further solidifying its commitment to the fast-growing short drama market. Yuewen Short Drama is one of the leading short drama producers in China.

While Global Mofy has previously been involved in short drama projects, the launch of Mofy Clip signals a strategic expansion, with plans to increase its collaborations and investments in this space. In addition to its recently released short drama, the Company is actively producing and filming several other projects in partnership with leading industry players, further underscoring its commitment to this market. By integrating AI-powered virtual production technology, the Company aims to enhance the quality and production efficiency of short dramas, creating visually compelling and engaging content for modern digital audiences.

“The short drama market is experiencing unprecedented growth, presenting vast opportunities for innovation and expansion. Through the launch of ‘Mofy Clip,’ we are strategically positioning Global Mofy at the forefront of this evolving industry,” said Haogang Yang, CEO of Global Mofy. “By harnessing our proprietary generative AI technology and extensive 3D digital asset repository, and by collaborating with esteemed industry leaders like China Literature, we are committed to producing short dramas that seamlessly blend artistic excellence with commercial appeal. Our goal is to drive content innovation through technology, delivering immersive and captivating storytelling experiences while setting new industry benchmarks for quality and creativity.”

With mobile-first audiences driving the demand for short, engaging storytelling, Global Mofy is positioning itself as a key player in the evolving digital content landscape. Moving forward, the Company plans to actively expand its partnerships and content offerings under the Mofy Clip brand, bringing more innovative and high-quality productions to market.

About Global Mofy AI Limited

Global Mofy AI Limited (Nasdaq: GMM) is a generative AI-driven technology solutions provider engaged in virtual content production, and the development of digital assets for the digital content industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 100,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy AI Ltd.
Investor Relations Department
ir@mof-vfx.com